AP 2/24

KH 2/18

11015652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 15 2011
Washington, DC
110

SEC FILE NUMBER
8- 30931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACE CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue - 20th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Kreindler (212) 832-2441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York,	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, Paul Kreindler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Capital Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

ALAN R. SANDLER
Notary Public, State of New York
No. 4753339
Qualified in New York County
Commission Expires September 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure

[x] (p) Statement of Cash Flows

Cornick Garber Sandler
Certified Public Accountants & Advisors

PACE CAPITAL CORP.

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2010

PACE CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2010

INDEX

Independent Auditors' Report

Board of Directors
Pace Capital Corp.

We have audited the accompanying statement of financial condition of PACE CAPITAL CORP. as at December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pace Capital Corp. as at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 10, 2011

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2010

ASSETS

Cash	$	44,602
Prepaid expenses		759
TOTAL	$	45,361

LIABILITIES

Accrued expenses	$	4,229

STOCKHOLDER'S EQUITY

Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		5,000
Additional paid-in capital		24,000
Retained earnings		12,132
Total stockholder's equity		41,132
TOTAL	$	45,361

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Commission income		**$ 4,952**
Administrative service income		**23,250**
Interest and other income		**420**
Total revenues		**28,622**
Expenses:		
Commissions	**$ 16,500**	
Dues and fees	**430**	
Accounting	**3,800**	
Insurance	**360**	
Outside services	**500**	
Office expenses	**50**	**21,640**
Income before income taxes		**6,982**
Income taxes		**2,015**
NET INCOME		**$ 4,967**

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2010	10	$ 5,000	$ 24,000	$ 7,165	$ 36,165
Net income				4,967	4,967
Balance - December 31, 2010	10	$ 5,000	$ 24,000	$ 12,132	$ 41,132

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 4,967
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Net decrease in prepaid expenses	360
Net decrease in accrued expenses	(2,956)
Total adjustments	(2,596)
Net cash provided by operating activities - NET INCREASE IN CASH	2,371
Cash - January 1, 2010	42,231
CASH - DECEMBER 31, 2010	$ 44,602
Supplemental disclosure:	
Cash paid for income taxes	$ 2,891

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

Pace Capital Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of and fees related to three mutual fund organizations. In addition, at December 31, 2010 the Company has agreements to provide administrative support services to two registered representatives for fees of $1,000 a month for each customer. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

Use of Estimates and Subsequent Events

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates. The Company has considered subsequent events occurring through February 10, 2011, the date its financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

Cash

The Company maintains its cash at a single banking institution. The bank account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 through December 30, 2010 and for an unlimited amount thereafter through December 31, 2013.

Income Taxes

The provision for income taxes is comprised of federal, state and local corporation tax.

Accounting for Uncertainty in Income Taxes

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S., New Jersey, New York State and New York City income tax audits for periods prior to 2007.

(Continued)

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital less deductions for nonallowable assets of $40,373, which was $35,373 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2010.

NOTE C - Commission Income

Three funds accounted for the Company's commission income in 2010, with the largest fund accounting for 46% of the total.

NOTE D - Commission Expense

The commission expense for the year ended December 31, 2010 was paid to an officer and shareholder of the Company's parent.

SCHEDULE 1

PACE CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2010

Net Capital:	
Capital stock	$ 5,000
Additional paid-in capital	24,000
Retained earnings	12,132
Total stockholder's equity qualified for net capital and total capital	41,132
Deductions (nonallowable assets)	(759)
Net capital	40,373
Minimum net capital required	5,000
Excess net capital	$ 35,373

Capital Ratio:	
Aggregate indebtedness to net capital	.12 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)

No reconciliation required

SCHEDULE 2

PACE CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AT DECEMBER 31, 2010

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c-3-3 under paragraph (k)(2)(i).

To the Board of Directors
Pace Capital Corp.
950 Third Avenue
New York, New York 10022

In planning and performing our audit of the financial statements and supplemental schedule of Pace Capital Corp. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Pace Capital Corp.
950 Third Avenue
New York, New York 10022

Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 10, 2011

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com